-20-              Exhibit (11)


               OWENS CORNING AND SUBSIDIARIES

              COMPUTATION OF PER SHARE EARNINGS

                                              Quarter ended
                                                March 31,
                                              1996     1995
                                         (In millions of dollars
                                             except share data)
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
Primary:

Net income                                     $   39  $   33

Weighted average number of shares
  outstanding (thousands)                      51,490  45,394

Weighted average common equivalent
  shares (thousands):
  Deferred awards                                  15      15
  Stock options using weighted average
     market price                                 796     284

Primary weighted average number of
  common shares outstanding and
  common equivalent shares (thousands)         52,301  45,693

Primary per share amount                       $  .75  $  .71

Fully Diluted:

Net income                                     $   41  $   34

Weighted average number of shares
  outstanding (thousands)                      51,490  45,394
Weighted average common equivalent
  shares (thousands):
  Deferred awards                                  15      15
  Stock options using the higher of
     average market price or market
     price at end of period                       821     327
  Shares from assumed conversion
     of debt                                        -   5,078
  Shares from assumed conversion
     of preferred securities                    4,566       -

Fully diluted weighted average number
  of common shares outstanding and
  common equivalent shares (thousands)         56,892  50,814

Fully diluted per share amount                 $  .73  $  .68




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